SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2007

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                    (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-9050 and 333-123265 and Form S-8 Registration Statement File No. 333-06246.

                           Magal Security Systems Ltd.



6-K Items

     1. Press Release re Magal Security Systems Ltd. Announces Second Quarter 2007 Results dated July 26, 2007.

                                                                          ITEM 1

Press Release                                 Source: Magal Security Systems Ltd

Magal Security Systems Ltd. Announces Second Quarter 2007 Results

Thursday July 26, 8:47 am ET

Improved in Profitability and Profit Margins at all Levels

Net Income for the First Six Months Increased by 53% YOY

YAHUD, Israel, July 26 /PRNewswire-FirstCall/ -- Magal Security Systems Ltd. (Nasdaq GM:MAGS; TASE:MAGS) today announced its consolidated financial results for the three and six-month periods ended June 30, 2007.

Second Quarter Results

Revenues for the second quarter of 2007 were US$14.9 million, similar to the second quarter of 2006. Revenues for the first quarter of 2007 were $15.1 million.

Gross profit for the second quarter of 2007 reached US$6.6 million, an increase of 6.1 % over the second quarter of 2006, and an increase of 1.3 % compared with first quarter of 2007. Gross margin for the second quarter was 44.1 %, a substantial increase compared with 41.8% in the second quarter 2006, and higher than the 43.2% in the first quarter 2007.

Operating income for the second quarter of 2007 reached US$761,000, an increase of 18.0% compared with US$645,000 for the second quarter of 2006, and an increase of 2.1% compared with US$745,000 in the first quarter 2007.

Net income in the second quarter of 2007 reached US$342,000, an increase of 27.1% compared to US$269,000 in the second quarter of 2006 and an increase of 14.8% compared to the first quarter of 2007. Diluted earnings per share was US$0.03, in both the second quarter of 2006 and 2007.

Six Month Results

Revenues for the first six months of 2007 reached US$30 million, an increase of 5.8% compared with the same period in 2006. Operating income for the first six months of 2007 reached US$1.5 million, an increase of 33.9% compared to US$1.1 million in the same period in 2006. Net income for the first six months period of 2007 reached US$640,000, an increase of 53.1% compared to US$418,000 in the same period in 2006. Diluted earnings per share for the first six months ended June 30, 2007 was US$0.06, compared with diluted earnings per share of US$0.04 in the same period of last year.

"We are very pleased to report a steady increase in our profit and profit margins at all levels this quarter, despite revenues remaining flat due to the delay in receiving certain orders, which we expect to receive in the near future," Commented Mr. Izhar Dekel, CEO of Magal. "We continued to expand our marketing activities to new regions, while identifying new growth and expansion opportunities. We expect this investment to bear fruit in the coming quarters."

Mr. Dekel concluded: "We ended the second quarter with a healthy backlog. Based on our backlog and several anticipated orders, we believe that our 2007 year-end results will be better than those of 2006."

Conference Call

The Company will be hosting its quarterly conference call at 11:00am EDT today. On the call, Mr. Izhar Dekel, CEO, and Ms. Raya Asher, V.P. Finance & CFO, will review and discuss the second quarter 2007 results. They will then be available to answer questions.

To participate, you may call one of the teleconferencing numbers that follows. Please place your calls 5-10 minutes before the conference call commences. If you are unable to connect using one of the toll-free numbers, please try the international dial-in number or the webcast.

    US Dial-in Number: 888-407-2553
    Canada Dial-in Number: 1-866-485-2399
    Israel Dial-in Number: +972-(0)-3-918-0688
    International Dial-in Number: +972-3-918-0688 at:
    11:00am Eastern Time; 8:00am Pacific Time; 6:00pm Israel Time


About Magal Security Systems, Ltd.:


Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies video monitoring services through Smart Interactive Systems, Inc., a subsidiary in the U.S. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israel-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Romania, Mexico and an office in China.


Magal trades under the symbol MAGS in the U.S. on the Nasdaq Global Market and in Israel on the Tel-Aviv Stock Exchange (TASE) .


This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

    CONDENSED CONSOLIDATED STATEMENTS OF INCOME

    (All numbers except EPS expressed in thousands of US$)

                                 Six Months Ended
                                     June 30,
                                   2007      2006     % change

     Revenues                    30,002    28,346          5.8

     Cost of revenues            16,900    16,424          2.9

     Gross profit                13,102    11,922          9.9
     Operating expenses:
     Research and                 2,602     2,650         (1.8)
     development, net
     Selling and marketing        5,876     5,285         11.2
     General and administrative   3,118     2,863          8.9
     Total operating expenses    11,596    10,798          7.4

     Operating income             1,506     1,124         33.9
     Financial expense, net         438       380         15.3

     Income from                  1,068       744         43.5
     continuing operations
     before income taxes
     Income tax                     428       271         57.9

     Net Income from                640       473         35.3
     continuing operations
     Loss on discontinued             -        55            -
     operations, net
     Net income                     640       418         53.1

     Basic net                     0.06      0.04
     earnings per
     share

     Weighted average
     number of shares
     outstanding used
     in computing
     basic net
     earnings per share          10,394    10,377

     Diluted net                   0.06      0.04
     earnings per share

     Weighted average
     number of shares
     outstanding used
     in computing
     diluted net
     earnings per share          10,449    10,453

                                  Quarter Ended
                                    June 30,
                                  2007    2006  % change

     Revenues                    14,949  14,874       0.5

     Cost of revenues             8,356   8,661      (3.5)

     Gross profit                 6,593   6,213       6.1
     Operating expenses:
     Research and                 1,148   1,450     (20.8)
     development, net
     Selling and marketing        3,090   2,702      14.4
     General and administrative   1,594   1,416      12.6
     Total operating expenses     5,832   5,568       4.7

     Operating income               761     645      18.0
     Financial expense, net         139     226     (38.5)

     Income from                    622     419      48.4
     continuing operations
     before income taxes
     Income tax                     280     118     137.3

     Net Income from                342     301      13.6
     continuing operations
     Loss on discontinued             -      32         -
     operations, net
     Net income                     342     269      27.1

     Basic net                     0.03    0.03
     earnings per
     share

     Weighted average
     number of shares
     outstanding used
     in computing
     basic net
     earnings per share          10,394  10,379

     Diluted net                   0.03    0.03
     earnings per share

     Weighted average
     number of shares
     outstanding used
     in computing
     diluted net
     earnings per share          10,454  10,443

    FINANCIAL RATIOS

                             Six Months Ended           Quarter Ended
                                 June 30,                 June 30,
                            2007        2006       2007         2006

    Gross margin             43.7       42.1       44.1         41.8
    Research and              8.7        9.3        7.7          9.7
    development,

    net as a % of revenues
    Selling and Marketing    19.6       18.6       20.7         18.2

    as a % of revenues
    General and              10.4       10.1       10.7          9.5
    administrative

    as a % of revenues
    Operating margin          5.0        4.0        5.1          4.3
    Net income margin         2.1        1.5        2.3          1.8

    (after discontinued
    operation)
    Total bank debt to    (*)0.42   (**)0.43    (*)0.42     (**)0.43

    total capitalization
    Current ratio         (*)2.30    (**)2.12   (*)2.30     (**)2.12

    (*) As of June 30, 2007 (**) As of December 31, 2006

    MAGAL SECURITY SYSTEMS LTD.
    UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
    (All numbers expressed in thousands of US$)

                                                     June 30,   December 31,
                                                       2007         2006
    CURRENT ASSETS:
    Cash and cash equivalents                         $ 6,550        $ 4,908
    Marketable securities                               3,041          3,067
    Short term bank deposits                           15,139         14,186
    Trade receivables                                  21,744         28,027
    Unbilled accounts receivable                        6,427          5,389
    Other accounts receivable and prepaid expenses      3,718          3,995
    Deferred income taxes                               1,336          1,604
    Inventories                                        15,121         13,971
    Total current assets                               73,076         75,147

    Long term investments and receivables:
    Long-term trade receivables                           272            224
    Long-term loans                                       715            622
    Long-term bank deposits                             4,800          4,800
    Severance pay fund                                  2,391          2,401
    Total long term investments and receivables         8,178          8,047

    PROPERTY AND EQUIPMENT, NET                        13,964         14,366

    OTHER ASSETS, NET                                   6,150          6,121

    Total assets                                     $101,368       $103,681

    CURRENT LIABILITIES:
    Short-term bank credit                           $ 17,574       $ 17,026
    Current maturities of long-term bank debt             795            795
    Trade payables                                      4,230          6,001
    Other accounts payable, accrued expenses and        9,210         11,608
    customer advances
    Total current liabilities                          31,809         35,430

    LONG-TERM LIABILITIES:
    Long-term bank debt                                 7,002          7,399
    Long-term accounts payable                             45            178
    Accrued severance pay                               2,508          2,524
    Total long-term liabilities                         9,555         10,101

    SHAREHOLDERS' EQUITY                               60,004         58,150

    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      $ 101,368       $103,681



    Contacts:

    Company

    Magal Security Systems, Ltd
    Raya Asher, CFO
    Tel: +972-3-5391444
    Fax: +972-3-5366245
    E-mail: magalssl@trendline.co.il

    Investor Relations
    Gelbart Kahana Investor Relations
    Ehud Helft/Kenny Green
                              Tel: +1-866-704-6710
    E-mail: Ehud@gk-biz.com
    Kenny@gk-biz.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                (Registrant)



                                            By: /s/ Izhar Dekel
                                                ---------------
                                                Izhar Dekel
                                                Chief Executive Officer



Date:  July 26, 2007